SC 13G/A


	    	         UNITED STATES

	         SECURITIES AND EXCHANGE COMMISSION

		      WASHINGTON, D.C. 20549

			  SCHEDULE 13G

	  UNDER THE SECURITIES EXCHANGE ACT OF 1934

			(AMENDMENT NO. 6)


                      FTAI AVIATION LTD.
	--------------------------------------------------------
     	               (NAME OF ISSUER)

		        COMMON SHARES
	--------------------------------------------------------
		 (TITLE OF CLASS OF SECURITIES)

   		          G3730V105
	--------------------------------------------------------
		       (CUSIP NUMBER)

	                January 5, 2023
	--------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[X]	Rule 13d-1 (b)
		[ ]	Rule 13d-1 (c)
		[ ]	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


			   SCHEDULE 13G

CUSIP No. G3730V105

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	(entities only)

		THE WASHINGTON STATE INVESTMENT BOARD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
					(see instructions)    (b)  [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

		UNITED STATES

	NUMBER OF SHARES	5	SOLE VOTING POWER

	BENEFICIALLY			    11,785,779

	OWNED BY EACH		6	SHARED VOTING POWER

	REPORTING			        0

	PERSON WITH		7	SOLE DISPOSITIVE POWER

					    11,785,779

				8	SHARED DISPOSITIVE POWER

						0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		11,785,779

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)		   [ ]
	EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		11.8%

12	TYPE OF REPORTING PERSON (See Instructions)

		EP



			   SCHEDULE 13G

This statement on Schedule 13G (this "Statement") is being filed by The Washington State Investment Board ("WSIB") and relates to the Common Shares (the "Common Stock") of FTAI Aviation Ltd. (the "Issuer")(f/k/a Fortress Transportation & Infrastructure Investors LLC and Fortress Transportation & Infrastructure Investors Ltd.). WSIB invests government pension funds and has discretionary authority with respect to the investments of, and acts as agent for, its beneficiary, the state of Washington. The Common Stock reported in this Statement as beneficially owned by WSIB is held in WSIB's accounts. The filing of this Statement, however, shall not be construed as an admission that WSIB (or any of its principals) is, for purposes of Section 13 of the Exchange Act, the beneficial owner of such securities.

ITEM 1(A).	NAME OF ISSUER:

			FTAI AVIATION LTD.

ITEM 1(B).	ADDRESS OF ISSUER'S PRINICPAL OFFICES:

			1345 Avenue of the Americas
			45th Floor
			New York, NY 10105
			United States

ITEM 2(A).	NAME OF PERSON FILING:

			Washington State Investment Board

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

			2100 Evergreen Park Dr SW
			PO Box 40916
			Olympia, WA 98504
			United States

ITEM 2(C).	CITIZENSHIP:

			United States

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

			Common Shares

ITEM 2(E).	CUSIP NUMBER:

			G3730V105

ITEM 3.		THIS SATEMENT IS BEING FILED PURSUANT TO RULE 13(d)-1(b)
		BECAUSE THE REPORTING PERSON FILING IS AS FOLLOWS:

		(a)	[ ]  Broker or dealer registered under section 15
			     of the Act (15 U.S.C. 78o).

		(b)	[ ]  Bank as defined in section 3(a)(6) of the Act
			     (15 U.S.C. 78c).

		(c)	[ ]  Insurance company as defined in section 3(a)(19)
			     of the Act (15 U.S.C. 78c).

		(d)	[ ]  Investment company registered under section 8 of
			     the Investment Company Act of 1940 (15 U.S.C. 80a-8).

		(e)	[ ]  An investment adviser in accordance with
			     ss.240.13d-1(b)(1)(ii)(E).

		(f)	[X]  An employee benefit plan or endowment fund in
			     accordance with ss.240.13d-1(b)(1)(ii)(F).

		(g)	[ ]  A parent holding company or control person in
			     accordance with ss.240.13d-1(b)(1)(ii)(G).

		(h)	[ ]  A savings associations as defined in Section 3(b)
                             of the Federal Deposit Insurance Act
			     (12 U.S.C. 1813).

		(i)	[ ]  A church plan that is excluded from the definition
			     of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

		(j)	[ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

		If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].

ITEM 4. 	OWNERSHIP:
			PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

		(a)	Amount beneficially owned:  11,785,779

		(b)	Percent of class:  11.8%

		(c)  	Number of shares as to which the person has:

			(i)    Sole power to vote or to direct the vote:

			       11,785,779

			(ii)   Shared power to vote or to direct the vote:

			       0

			(iii)  Sole power to dispose or to direct
	                       the disposition of:

			       11,785,779

			(iv)   Shared power to dispose or to direct
		               the disposition of:

			          0


ITEM 5.		OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

		Not applicable.


ITEM 6.		OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

		Not applicable.


ITEM 7.		IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
		COMPANY

		Not applicable.

ITEM 8.		IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

		Not applicable.

ITEM 9.  	NOTICE OF DISSOLUTION OF GROUP

		Not applicable.

ITEM 10.	CERTIFICATION

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Dated January 5, 2023



					The Washington State Investment Board



					BY: /s/ Greg Henderson
					  ---------------------------------

					Name:  Greg Henderson
					Title: Investment Compliance Manager